July 28, 2017

VIA EDGAR CORRESPONDENCE

Sonny Oh

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

Re: Response to Comments on 485(a) filing for the Wells Fargo Emerging Markets Bond Fund, the Wells Fargo Factor Enhanced Emerging Markets Fund, the Wells Fargo Factor Enhanced International Fund, the Wells Fargo Factor Enhanced Large Cap Fund, the Wells Fargo Factor Enhanced Small Cap Fund, the Wells Fargo High Yield Corporate Bond Fund and the Wells Fargo U.S. Core Bond Fund (the “Funds”), each a series of Wells Fargo Funds Trust (the “Registrant”)

Dear Mr. Oh:

In response to your comments to the Registrant’s   filing made on May 18, 2017 pursuant to Rule 485(a) under the Securities Act of 1933 (accession no. 0001081400-17-001206), please note the following responses. Capitalized terms not defined below are intended to refer to terms as defined in the filing.

1.         Comment:         You noted that the explanatory note contained on the front cover of the filing wrapper indicated that the filing was being made to register eight new series of the Registrant, when only seven series were included in the filing.

Response:        The explanatory note contained a typographical error. We confirm that the filing was intended to register seven new series of the Registrant.

2.         Comment:       With respect to each Fund, you requested that we confirm that the expiration date of the expense cap as indicated in footnote 4 to the fee and expense table is correct. You also indicated that rather than referring an investor to the fee and expense table above the footnote for the amount of the expense cap, the amount should be included in the text of the footnote itself. In addition, you asked us to confirm whether the Manager can terminate the expense cap or choose not to renew its term without Board approval. If so, you requested that we delete the last sentence of the footnote and replace it with disclosure indicating that the Manager can so terminate. If the Manager can only terminate the expense cap prior to its expiration date with Board approval, you asked us to include disclosure indicating that fact. Finally, you asked that we disclose any recoupment provisions.

Response:        We hereby confirm that the expiration date of each expense cap is correct. We also confirm that the Manager cannot terminate the expense cap or choose not to renew its term without Board approval. We also confirm that the expense cap is not subject to any recoupment provisions. We respectfully decline to include the amount of the expense cap in the footnote; we believe that referring investors to the table directly above does not impede an investor’s understanding of the disclosure. We also respectfully decline to include disclosure indicating that that the Manager can only terminate the expense cap prior to its expiration date with Board approval, as we believe that this fact is already apparent due to the fact that the cap is characterized as “contractual” at the beginning of the footnote.

3.          Comment:       With respect to each Fund’s example of fund expenses table, you requested that we consider reorienting the table so that the 1- and 3-year rows become columns, as this orientation would match the format contained within Item 3 of Form N-1A.

             Response:       We respectfully decline to make this change as it is not possible to change without additional programming in our document management system. We believe that the current layout of the table is easy for investors to understand.

4.         Comment:       You noted that each Fund’s fund summary does not contain disclosure regarding payments to broker-dealers and other financial intermediaries. You requested that we confirm that the Funds make no such payments.

Response:        We confirm that the Funds make no such payments.

5.         Comment:       You noted that the Factor Enhanced Emerging Markets Fund lists “Smaller Company Securities Risk” as a principal risk of investing in the Fund. You requested that we explicitly tie this risk to the Fund’s investment strategy, which does not currently mention investing in smaller company securities.

Response:       We have modified the disclosure in the principal investment strategy to make clear that the Fund may invest in securities of any market capitalization, including small cap securities.

6.         Comment:       You requested that we consider adding large company securities risk as a principal investment risk of the Factor Enhanced Large Cap Fund.

            Response:       We respectfully decline to make this change. We believe that Market Risk, which is already including in the Fund’s list of principal risks, adequately describes the risks of investing in large capitalization companies.

7.         Comment:       You noted that the U.S. Core Bond Fund is characterized as a ‘fund of funds’ because it invests in two underlying funds, which we define as “Master Portfolios”. You requested that we consider using a different term for these underlying funds, as the word ‘master’ is typically associated with a ‘master-feeder’ structure rather than a ‘fund of funds’ structure.

            Response:       We have modified the disclosure to remove any reference to the term ‘master’.

8.         Comment:       With respect to the U.S. Core Bond Fund, you requested that we consider adding mortgage-backed securities risk to the Fund’s list of principal investment risks.

            Response:       We have added this risk as requested.

9.         Comment:       With respect to the U.S. Core Bond Fund, you requested that we expand the principal investment strategy disclosure to better explain to an investor how investing in the two identified underlying funds, each of which attempts to track an index, allows the Fund to attempt to track an index that neither underlying fund tracks.

            Response:       We have added disclosure as requested.

10.       Comment:       You noted that with respect to each Fund, the fund summary and the Item 9 disclosure regarding principal investment strategies is substantially the same. You requested that we consider rewording the fund summary strategy disclosure to be more of a summary. You also noted that the section entitled “Key Fund Information” contains disclosure that seems to indicate that the Item 9 disclosure itself is a summary of the Funds’ principal investment strategies.

            Response:       While we agree that there is a significant amount of overlap between the principal investment strategies in the fund summary and the principal investment strategies in the Item 9 disclosure, we believe that the fund Summary disclosure provides an appropriate level of detail that is relevant to a prospective shareholder in making an investment decision. Throughout the Wells Fargo Funds complex, we have taken the approach of including consistent core principal investment strategies disclosure in both the fund summary and the Item 9 disclosure, while providing additional detail in the Item 9 disclosure where relevant.  For example, the Item 9 disclosure for the Funds contains disclosure regarding the ability to invest in short-term investments for temporary investment purposes, which is not included in the fund summary. We believe this approach best serves the interest of adequately informing potential investors about a Fund’s investment strategy.  Consequently, we respectfully decline to modify the description of the principal investment strategies for the Funds in the fund summary. We will delete the aforementioned disclosure in the “Key Fund Information” section.

11.       Comment:       In the section entitled “The Manager” you requested that we indicate the year of the annual report in which the discussion of the basis of the Board’s approval of the Management Agreement and any applicable sub-advisory agreements will be included.

            Response:       We have made the requested change.

12.       Comment:       You requested that we confirm that the disclosure included in the section entitled “Multi-Manager Arrangement” is consistent with the Fund Complex’s manager of manager exemptive relief.

            Response:        We confirm that the language is consistent.

13.       Comment:       With respect to the Funds’ fundamental investment policies numbered (3) and (4) and the Funds’ non-fundamental investment policy numbered (4), you noted that the policies disclose that the Funds may take certain actions to the extent permitted by the 1940 Act. You requested that we include disclosure in the section entitled “Further Explanation of Investment Policies” explaining what these 1940 Act limitations are.

Response:        We have added disclosure as requested with respect to fundamental policies numbered (3) and (4). This additional information does not change the fundamental investment policies and is not considered to be part of these policies but is intended to be informative to investors as to the current permissibility of various investments under the 1940 Act. With respect to non-fundamental policy numbered (4), we note that the language of the policy already indicates the 1940 Act limits. We thus do not believe a further explanation is helpful.

14.         Comment:     You noted that the statement of additional information indicates that the Funds may be sellers of protection in credit default swaps. You requested that we confirm the Funds’ policy with respect to segregating or earmarking liquid securities to “cover” these transactions.

             Response:       We confirm that the Funds’ compliance policies and procedures require that when a Fund is a seller of protection in a credit default swap, the Fund will cover the full notional amount of the contract.

15.       Comment:       With respect to the biographical tables for Trustees and Officers, you requested that we change the “Year of Birth” line item to an “Age” line item, consistent with Item 17 of Form N-1A.

Response:        We respectfully decline to make this change. We believe that providing the year of birth of each Trustee and Officer is a better means of disclosing the age of such individuals. As an SAI typically is in effect for a one-year period, simply disclosing the age of an individual will likely lead to outdated information during the life of the document.

16.       Comment:       With respect to the biographical table for Trustees, you requested that we add an additional column to indicate the number of portfolios in the Fund Complex overseen by the Trustee, consistent with Item 17 of Form N-1A.

Response:         We respectfully decline to make this change. This information is the same for each Trustee and is disclosed in the introductory paragraph to the table.

17.       Comment:       You requested that we consider modifying the sentence “Because the Funds did not begin operations until on or around the date of this SAI, no committees met during the Fund's most recently completed fiscal year” to make clear that while the committees, which are committees of the Registrant, did indeed meet during the last fiscal year, they did not meet with respect to these Funds, as the Funds had not yet commenced operations.

            Response:       We have modified the disclosure as requested.

18.       Comment:       You noted that the section entitled “Distributor” in the SAI contains disclosure indicating that the Distributor may enter into dealer agreements with one or more broker-dealers under which such broker-dealers may receive compensation for distribution-related services from the Distributor. You requested that we consider whether this disclosure is consistent with the disclosure in the prospectus, which states that no compensation is paid to intermediaries from Fund assets on sales of Fund shares or for related services.

            Response:       We have removed this disclosure from the SAI.

19.       Comment:       You requested that we confirm that the Registrant does not have by-laws.

            Response:       We confirm that the Registrant does not have by-laws.

20.       Comment:       You requested that we ensure that all of the material agreements of the Funds are filed as exhibits to Part C of the Funds’ registration statement.

            Response:       All applicable agreements were filed as exhibits to Part C of the registration statement in Post-Effective Amendment No. 531, filed on June 26, 2017.

21.       Comment:       You requested that we ensure that a legal opinion is filed as an exhibit to Part C of the Funds’ registration statement.

            Response:       A legal opinion will be filed as an exhibit to Part C in a 485(b) filing for the Funds that we expect to make on or around July 31, 2017.

*                      *                      *                      *                      *

As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on May 18, 2017, and we intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about July 31, 2017. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 210-3662 if you have any questions or comments with respect to this matter.

Sincerely,

Brian Montana

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC